05043566

SECU[illegible] SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED MAY 31 2005 WASH. D.C. PROCESSING SECTION

SEC FILE NUMBER
8- 43035

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **First Brokers Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center, Plaza 5, Suite 1500
(No. and Street)

Jersey City	New Jersey	07311-4011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Philip J. Salvia (212) 513 - 4445
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED AUG 24 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

First Brokers Securities LLC
Statement of Financial Condition
March 31, 2005

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
First Brokers Securities LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of First Brokers Securities LLC (the "Company") at March 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 20, 2005

First Brokers Securities LLC
Statement of Financial Condition
March 31, 2005

(dollars in thousands)

Assets		
Cash and cash equivalents	$	15,435
Securities owned, held at clearing broker, at estimated fair value		1,557
Receivable from clearing broker		721
Receivables from brokers and dealers		305
Equipment and leasehold improvements, net		3,475
Receivable from affilates		334
Prepaid expenses and other assets		641
	$	22,468
Liabilities and Member's Equity		
Liabilities		
Securities sold, not yet purchased, at estimated fair value	$	1,464
Accrued compensation and related expenses		7,432
Accounts payable and accrued expenses		342
		9,238
Member's equity		13,230
	$	22,468

The accompanying notes are an integral part of this financial statement.

(dollars in thousands)

1. Organization

First Brokers Securities LLC (the "Company") a Delaware limited liability company was formed on January 1, 2005 as a successor company of First Brokers Securities, Inc. ("FBSI"). As a result of a corporate restructuring, FBSI filed a broker dealer withdrawal with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). The majority of the operating assets and liabilities of the First Brokers Securities, Inc. were contributed to the Company. The member is Intercapital Broking Holdings North America, LLC ("IBHNA"). IBHNA has two members: Intercapital North America, Inc. ("INA") and FBSI.

The Company is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom and engaged principally in money and securities broking throughout the world.

The Company is a broker-dealer registered with the SEC and is a member of the NASD. The Company's principal business activity is the purchase and sale of various debt securities.

2. Summary of Significant Accounting Policies

The preparation of the financial statement in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. All cash and cash equivalents at December 31, 2004 were held by one financial institution.

Securities transactions are recorded on a trade-date basis.

Securities owned, held at clearing broker, and securities sold, not yet purchased, are recorded at estimated fair value. Securities owned, held at clearing broker and securities sold, not yet purchased primarily consists of corporate and U.S. government obligations. Securities owned represent those securities which may be pledged as collateral and may be rehypothecated by the clearing broker.

Receivables from brokers and dealers includes amounts due on cash transactions.

Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the terms (fourteen and one half years) of the related leases.

The Company is party to Tax Sharing Agreements (the "Agreements") with INA and FBSI. Pursuant to these Agreements, the Company is required to remit payments, on a quarterly basis to INA and to FBSI in respect of current and deferred federal taxes and state and local income taxes

(dollars in thousands)

on net income earned by the Company. The Company is included in the consolidated federal returns filed by INA and the combined state and local returns filed by INA and FBSI. The change in deferred assets or liabilities and the taxes currently receivable or payable are calculated and recorded net on the Statement of Financial Condition. The net tax receivable or payable is settled with INA and FBSI on a regular basis.

All financial assets and liabilities are stated at amounts which approximate fair value.

3. Employee Benefits

Retirement Plan
The company sponsors a 401(k) retirement plan (the "Plan"). The plan covers all employees upon commencement of employment with the Company. The Company does not match employee contributions.

Employee Retention Plan
During 2002, FBSI was acquired by INA. An Employee Retention Plan (the "ERP") was established whereby the plan provides for the Company to pay out of its own funds amounts specified in the purchase agreement for the payment of the ERP. To the extent the Company does not make payments out of its own funds, INA will contribute such amounts. Amounts contributed or set aside to fund payments are allocated among certain employees who were employed by the Company on the date of the acquisition. The plan was terminated at May 13, 2005.

4. Equipment and Leasehold Improvements

Details of equipment and leasehold improvements at March 31, 2005 are as follows:

Telephone and computer equipment	$	1,986
Furniture and fixtures		640
Leasehold improvements		2,285
		4,911
Less accumulated depreciation and amortization		(1,436)
	$	3,475

5. Net Capital Requirements

The Company is a member of the NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company computes its net capital under the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined. The Rule may prohibit a member firm from expanding its business or paying cash dividends, if resulting net capital would be less than 5% of aggregate debit balances or 120% of the minimum dollar amount required. At March 31, 2005, the Company's net capital was $8,624, which was $8,374 in excess of its minimum requirement of $250.

(dollars in thousands)

6. Exemption from Rule 15c3-3

The Company is exempt from the provisions of SEC Rule 15c3-3, as amended, as the Company's activities are limited to those set forth in the conditions for exemption appearing in clause (ii) of subparagraph (k)(2).

7. Off-Balance-Sheet Risk and Concentration of Credit Risk

Pursuant to a clearance agreements, the Company introduces all of its securities transactions through affiliates of IBHNA, its clearing brokers, on a fully disclosed basis. Therefore, all of the money balances and long and short security positions for these securities transactions are carried on the books of the clearing brokers. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the securities transactions introduced by the Company. In addition, the receivable from the clearing brokers are pursuant to this clearance agreement.

In addition, pursuant to the terms of the clearing agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At March 31, 2005, the Company has recorded no liability. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

8. Transactions with Affiliates

The Company entered into an agreement with an affiliate of IBHNA whereby the affiliate provides the Company with shared administrative and compliance services.

At March 31, 2005, $332 is included in accounts payable and accrued expenses on the statement of financial condition which is payable to an affiliate for clearing fees, rent insurance and IT services provided.

Included in prepaid expenses and other assets at March 31, 2005 was $613 of receivables from an affiliate for prepaid taxes. Amounts receivable from affiliates are non-interest bearing and due on demand.